UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

ANNUAL REPORT
PURSUANT TO REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933

For the fiscal year ended <u>December 31, 2021</u>

<u>XTI Aircraft Company</u>

In this Annual Report, references to "XTI," "we," "us," "our," or the "Company" mean XTI Aircraft Company.

**THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE
DATE ON WHICH THEY ARE MADE..**

DESCRIPTION OF BUSINESS

Overview

XTI Aircraft Company ("XTI" or the "Company") is an aircraft development and manufacturing company whose mission is "to define the next era of sustainable travel." Headquartered in Englewood, Colorado, the Company is developing a series of vertical takeoff and landing ("VTOL") aircraft that take off like a helicopter and cruise like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-passenger aircraft whose mission is to provide point-to-point air travel over distances of up to 600 nautical miles, fly at twice the speed and three times the range of a helicopter and cruise at altitudes of up to 29,000 feet.

The Company is committed to being a leader in sustainable air travel by establishing a platform that will enable us to incorporate the most advanced, commercially available hybrid-electric technology. We have and will continue to devote a significant amount of our own resources, while collaborating concurrently with leading technology developers, to target a reduction in CO_2 emissions by up to 75% and noise pollution by up to 50% when compared to comparable aircraft and helicopters.

We believe that the TriFan 600 will be one of the first VTOL aircraft that will offer the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and commuter and regional air travel.

TriFan 600

The target TriFan 600 design will provide unique advantages over existing helicopters, turbo-prop and light jet aircraft. Since the aircraft will take off and land vertically, many users will enjoy significant time savings on a typical 500-mile trip by traveling point-to-point, or utilizing more convenient existing ground and airspace infrastructure (such as helipads) to avoid or reduce the time traveling on the ground to and from an airport. The TriFan 600 will be able to also takeoff and land conventionally adding to its utilization by its users.

XTI plans to assemble the TriFan 600 in house with supplier-provided components. The hybrid electric version of the TriFan 600 will feature a parallel hybrid propulsion system in which a turbine engine (for lift off) will supplement a hydrogen fuel cell-powered electric motor (for cruising) to provide adequate power in vertical take-off and landing mode. (See "Engineering and Development to Date.") The turbine engine and electric motor will power a mechanical transmission with drive shafts powering gear boxes in each of the fans. This design will enable the Company to provide the desired performance and environmental objectives while overcoming weight obstacles inherent in electric battery technology.

By combining existing and future state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion and fuel systems) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful aircraft for the business and other aviation markets described below.

Engineering and Development to Date

XTI plans to seek certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. The Company then built a 65% scale prototype using an all-electric propulsion system and in May 2019 began initial hover tests. The prototype was successfully hover-tested multiple times. Constraints on financial resources and the shutdown of facilities due to the pandemic led the Company to suspend further testing and engineering development in 2020. Subsequent to raising the 2021 financing (see MD&A), the Company identified and hired a number of engineers (individuals and consultants) who previously served the Company as consultants to establish its core engineering organization. Key individual engineers were transitioned to full-time employment in August 2021. Leading the team is Michael Hinderberger who serves as SVP Engineering and Technology. XTI subsequently expanded its engineering team to approximately twenty-five engineers. The Company also retained consulting firms to provide specialized engineering technical knowledge to complement its in-house team.

Upon the retention of a full-time engineering team, the Company finalized a detailed plan to complete its preliminary design review ("PDR"), a phase which sets the stage for detailed design and test procedures development. This phase commenced in 2021 and was completed in February 2022, leading to a number of design updates required to deliver the performance goals established for the TriFan 600.

The Company updated the exterior design of the TriFan 600 resulting in improvement to the propulsion system, the wing fans location and the horizontal tail, all of which had a positive impact on the performance and efficiency of the aircraft. Design and engineering for other systems, including the landing gear, cockpit visibility, cabin sizing and structural integrity were also advanced significantly during 2021.

During the 2021 process of design discovery and analysis, the team concluded that achieving optimum performance of the full-scale TriFan 600 would not be possible with a hybrid-electric propulsion system until further advances in battery power. The Company began to explore, as an alternative, the utilization of hydrogen fuel cells in order to retain the TriFan 600's stated mission profile of substantially reducing CO_2 emissions. While a hydrogen fuel cell would also enable significant reduction in carbon emissions per nautical mile compared to today's petroleum-powered jet aircraft and helicopters, the development of hydrogen fuel cells -- along with the related infrastructure, cost, regulatory approvals and other factors needed for that type of hybrid-electric configuration – has not yet reached commercial maturity. To adhere to the Company's target timeline for obtaining Federal Aviation Administration ("FAA") certification for the TriFan 600 in the 2026 time period, the Company is continuing to pursue development of the TriFan 600 with a propulsion system consisting of two certified "off-the-shelf" turbine engines. Current engine suppliers have stated that these engines will be able to burn sustainable aircraft fuel ("SAF"), which would allow the TriFan 600 to deliver significant CO_2 emissions reduction using this alternative design. The Company is also monitoring advances and analyzing hybrid-electric propulsion using hydrogen fuel cells.

The PDR phase included the identification of the Company's supply chain. The team, through the design phase, has identified and started negotiating with key suppliers globally to support each of the components or systems of the TriFan 600, requesting proposals from each. Consequently, a baseline bill-of-materials ("BOM") has been established. The next target milestones include critical design review ("CDR") and building a full-scale flight test aircraft. Achieving these milestones is fully dependent on the Company raising an additional $40 million of financing subsequent to the date of this filing. Completion of these two key milestones is estimated to take approximately two years. Following the completion of the first full-scale flight test aircraft, certification from the FAA is expected to take an additional eighteen months to two years to achieve.

The Market

Our target customers for the TriFan 600 include business jet and helicopter operators, global and regional airlines, companies who own and operate their own private jets, emergency medical services and individuals. In terms of current market size, the 2020 year-end General Aviation Aircraft Shipment Report of the General Aviation Aircraft Manufacturers Association ("GAMA") estimates total business aircraft shipment and billings for 2020 at over $20 billion.

Business jet and helicopter operators provide services in the private aviation sector. Such services are essential for tens of thousands of individuals, companies and organizations of all kinds. They provide their customers with key benefits including:

- minimizing travel time
- allowing for flexible schedules
- increasing productivity
- ensuring employee safety and security
- enabling the delivery of sensitive equipment
- allowing for multiple stops in a single day

The Company believes the differentiating performance capabilities of the TriFan 600 will be attractive to customers in this market allowing it to disrupt the existing market . Early demand for the TriFan 600 is indicated by the Company's conditional executed aircraft orders and reservations for the delivery of 202 aircraft as of December 31, 2021. These orders and reservations represent the potential for approximately $1.6 billion in future gross revenue upon delivery of those aircraft. These include Aircraft Reservation Deposit Agreements (which provide for refundable deposits which serve to prioritize a customer's delivery slot when the aircraft becomes available for delivery), as well as firm binding orders. While these deposits represent the potential for future revenue, that revenue may not be earned for many years, if at all, depending on the Company's success in having the TriFan 600 certified by the FAA.

In contrast to other types of eVTOL aircraft (essentially those that are for short range air-taxis for urban transport) being developed by other companies, the TriFan 600 will have much longer range -- 600 nautical miles plus the flexibility to take off and land either vertically or conventionally. The Company expects its customers will be able to use much of the existing infrastructure on the ground, including more than 5,000 existing helipads in the U.S. alone, as well as other landing areas where it is safe and legal to land and take off, including job sites, grassy areas, driveways, back yards, other paved and improved surfaces, hospital helipads and regional airports. The TriFan 600 will provide increased connectivity between communities as well as generate time savings to travelers. XTI - also expects to be helped by the expected expansion of the landing pads, vertiports and other infrastructure that will accommodate the eVTOL air taxis. Owners and users of the TriFan are likely to be able to access to many of those facilities, including increasingly convenient urban locations around the world which should allow XTI to participate in the upcoming and not yet established air taxi market.

The Company recently increased the base price of the aircraft from approximately $6.5 million to $7.5 million. We believe this change will not affect (i) expected margin nor (ii) the potential market for our aircraft.

Competition

The private jet aircraft market is extremely competitive. Although the Company believes it is the only vertical takeoff and landing aircraft that offers the speed and comfort of a business aircraft with the range and versatility of VTOL at a purchase price and with operating costs that differentiate it from its competitors, the Company faces a significant number of original equipment manufacturers ("OEM") competitors most of whom are larger, better known and better resourced financially than the Company.

The Company expects the market for private and business jet aircraft to remain highly competitive. We intend to compete with other aircraft manufacturers by providing our customers with a higher quality, environmentally friendly aircraft with unique differentiating features at a competitive purchase price.

Business Model and Plan

The Company intends to be an OEM and plans to assemble the TriFan 600 with parts purchased from third-party specialized aviation component suppliers.

The TriFan's 600 expected purchase price and a typical customer's 5-year estimated operating costs for the aircraft position the TriFan 600 as a cost-effective alternative to many of its competitors.

Although the main source of the Company's revenue will be aircraft sales, the Company expects to derive multiple revenue streams from training, maintenance, leasing, insurance and power by the hour programs. For some of these revenue sources, the Company may partner with industry experts to leverage expertise and cost but these are yet to be identified.

In 2021, the Company was successful in raising (i) approximately $475,000 in crowdfunding financing, (ii) $2.5 million investment from individual investors, (iii) $5.4 million in a joint venture and (iv) a sub $1 million non-refundable deposit for an aircraft order.

Aviation Regulations

In the U.S., civil aviation is regulated by the FAA, which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid "type certificate" and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The Company intends to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations. The Company plans to submit its initial certification plan soon after it secures at least $10 million of the additional $40 million of further financing referred to in "Engineering and Development to Date" above. The FAA will oversee extensive testing and analysis of the TriFan 600 to confirm the aircraft's safety, stability, reliability and performance and compliance with the applicable airworthiness standards.

In addition, once FAA issues a type certificate to the Company, we intend to apply for a production certificate for its manufacturing process. Therefore, TriFan 600 aircraft that are manufactured by XTI in accordance with the type certificate and the production certificate will be delivered to customers along with a certificate of airworthiness.

Since XTI will not be permitted to deliver commercially produced aircraft to customers until it has obtained FAA certification, no material sales revenue will be generated before FAA certification issues. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years. Any delay in the certification process will negatively impact the Company by requiring additional funds be spent on the certification process and by delaying the Company's ability to sell aircraft.

In addition to the FAA, customers' operation of the TriFan 600 will be regulated by various state, county, and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, the Company expects that customers will be able to legally land the TriFan 600 in these locations and at thousands of other paved areas or grassy areas as well as smaller general aviation airports unavailable to jets.

Intellectual Property

XTI has received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. The Company is continuing to develop intellectual property and it intends to aggressively protect its position in key technologies. The Company owns several trademarks protecting the Company's name and logo. The Company's intellectual property also includes extensive data, engineering analyses and other know-how.

The Company's patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a "utility patent" protects the way an article is used and works, while a "design patent" protects the way an article looks. The Company has obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, the Company has applied for issuance of patents in the U.K., France, Germany and Italy, where it's likely the aircraft will be sold and widely used. Patents are also pending in Brazil.

Joint Venture Agreement with Xeriant

On May 31, 2021, the Company entered into a joint venture agreement with Xeriant, Inc. ("Xeriant"). Under the agreement, Xeriant will assist the Company with advancing the design and development of the TriFan 600 through a joint venture (the "JV"). The JV is managed by a management committee of five persons, three appointed by Xeriant, and two appointed by the Company. Each of Xeriant and the Company has a 50% interest in the JV. In exchange for its interests, the Company issued a non-exclusive license for the Company's patents to the JV for the purposes of carrying out the purpose of the joint venture agreement. Additional details about the joint venture agreement are described below under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Impact of COVID-19 on Operations

The Company believes COVID-19 negatively impacted its ability to raise capital in 2020 and 2021. Limited financial resources and the cancellation of industry conferences and other marketing opportunities are believed to have limited the number of aircraft reservations and conditional purchase orders that otherwise could have been secured. In addition, as noted above, the Company suspended further tests of its 65% scale prototype in 2020.

The Company hired a number of team members in August 2021, who are working remotely. Therefore, it depends largely on virtual management, system controls and a number of virtual processes to advance the design of the TriFan 600.

The Company believes that sales of the TriFan 600, once certified, are not likely to be adversely affected by the pandemic. Currently, the pandemic has driven an increased interest in private aircraft as a means to avoid crowded airports and airlines, which may, in the future, continue to provide increased opportunities for the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The Company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the initial conceptual engineering report for the TriFan 600 in April 2014 and completed our associated business plan in December 2014. As the date of the filing, the design has been updated along with the Company's business plan.

Since our inception in 2009, we have been primarily engaged in research and development of the TriFan 600 aircraft. We have incurred net operating losses and negative cash flows from operations in every year since our inception. As of December 31, 2021, we had an accumulated deficit of $32,419,712.

Plan of Operations and Operating Results

The Company developed a detailed plan to complete its preliminary design phase, hire key members of its team and complete detailed design and development work to support the completion of a full-scale prototype test aircraft. In 2021, pandemic restrictions curtailed further testing of the 65% scale model. Until then, the Company expected that this version's full-scale aircraft to take approximately 2 years to produce and the Company would require $25 million in total funding during this period.

However, at the date of the filing of this report, the Company has completed PDR which resulted in modifications to the design of the aircraft which will, in turn, require an updated test aircraft. This would require an estimated $40 million of additional financing and take approximately 2 years depending largely on the timing receipt of such financing.

The Company has increased the sale price of the aircraft from approximately $6.5 million to $7.5 million. We believe this change in expected sale price should not affect (i) expected margin nor (ii) the potential market for our aircraft. We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2025 or later.

As of December 31, 2021, we received orders for aircraft which generated $2,715,000 of cash from a combination of deposits and convertible notes. These funds will not be recorded as revenue until the orders for aircraft are delivered which may not be for many years or at all if we do not deliver the aircraft. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. Customers' request for return of their refundable deposits could adversely affect the Company's liquidity resources and the Company may be financially unable to return such deposits.

With the receipt of financing during 2021, the Company commenced operations by hiring a number of employees and consultants to accelerate the development of the aircraft. The Company intends to continue our design and development efforts by engaging key supply partners:

- Establish vendors of key components of the full-scale proof of concept aircraft

- Commission and complete trade studies

- Complete preliminary design of critical path systems

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the Company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

- Continue existing sales and marketing efforts

- Attend and exhibit at major international trade shows as pandemic restrictions start to lift and as these events re-commence live

- Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the Company to raise additional capital in the future.

We execute our spending plans in each of these areas to be scalable to the amount of financing that we raise from investors. The Company will need additional capital to complete our development of the proof of concept and beyond as discussed above and is pursuing multiple alternatives (short/long term, equity and debt) for such funding

Losses from changes in fair value of Warrants and Xeriant Obligation

Private placement warrants and the Xeriant obligation are recorded as liabilities and subject to remeasurement to fair value at each balance sheet date. We expect to incur an incremental income (expense) in the statements of operations for the fair value adjustments for these outstanding liabilities at the end of each reporting period.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020.

Operating expenses for the year ended December 31, 2021 increased by $15,591,858, or 911%, compared to the year ended December 31, 2020. The increase was primarily driven by (i) an increase in non-cash stock compensation expense of $12,164,912 included within general and administrative expenses and (ii) increases in research and development and marketing expenditures as the Company received additional funding during 2021.

Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, including salaries and benefits, costs of consulting, equipment and materials and information technology costs. We expect our research and development expenses to increase as we increase staffing to support aircraft engineering and software development, build aircraft prototypes and continue to explore and develop technologies.

Research and development costs to advance development of the TriFan 600 increased by $2,594,281 to $2,672,477 for the year ended December 31, 2021. The increase was primarily attributable to increases in personnel to support aircraft engineering, software development and manufacturing process development.

Selling and Marketing Expenses

Selling and marketing expenses consist of personnel expenses, including salaries and benefits, promotional consulting costs, business development and public relations. Selling and marketing expenses increased by $32,595 to $358,446 for the year ended December 31, 2021.

General and Administrative Expenses

General and administrative expenses consist of personnel expenses, including salaries and benefits of the executive management team and stock-based compensation. Other costs include, contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, depreciation, rent, information technology costs and utilities.

General and administrative expenses increased by $12,964,982 to $14,272,349 for the year ended December 31, 2021. The increase was primarily attributable to issuing more stock options to members of the executive management team, employees and other service providers as compensation for services, resulting in expense recognition of $12,467,732 for the year ended December 31, 2021. We also increased spend to support operations growth including increases in professional services cost related to legal, information technology, human resources and finance.

Other Expense

Other expense increased by $785,724 to $1,145,937 during the year ended December 31, 2021 from $360,213 for the year ended December 31, 2020. The increase was due to a loss of $400,805 from changes in fair value of outstanding warrants and the Xeriant obligation, a $331,720 increase in interest expense and a $53,199 increase in loan cost amortization expense relating to a loan that originated in 2021.

Interest expense increased from $360,213 for the year ended December 31, 2020 to $691,933 for the year ended December 31, 2021 as we recognized increased accretion of debt discount between the two periods. Interest expense for the years ended December 31, 2021 and 2020 included accretion of debt discount of $400,364 and $173,026, respectively, associated with options and warrants granted with the convertible notes.

Net Loss

Our net loss for the year ended December 31, 2021 was ($18,449,209) as compared to a net loss of ($2,071,627) for the year ended December 31, 2020, an increase of approximately 791%. Our accumulated deficit as of December 31, 2021 was ($32,419,712).

Liquidity and Capital Resources

Sources of Liquidity

We have incurred net losses and negative operating cash flows from operations since inception and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. To date, we have funded our operations primarily with proceeds from the Joint Venture with Xeriant, customer reservation deposits and issuance of common shares and convertible notes.

Until we generate sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future remaining capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

Our principal uses of cash in recent periods were to fund our research and development activities, personnel cost and support services and fundraising. Currently, the Company requires additional capital to continue operations and is receiving funding from private investors. If we do not continue to receive funding from private investors or through a Regulation A or CF Offering, we anticipate that the Company would run out of funding in the fourth quarter 2022 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the Company on different terms than those in previous Regulation A and Regulation CF offerings. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Cash Flows

As of December 31, 2021, we had cash of $4,316,396 and a working capital deficit of ($5,481,097) as compared to cash of $122,899 and a working capital deficit of ($3,532,343) as of December 31, 2020.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,	
	2021	2020
Net cash used in operating activities	$ (4,410,327)	$ (144,266)
Net cash used in investing activities	(47,201)	(144,762)
Net cash provided by financing activities	8,651,025	407,201
Net increase in cash	4,193,497	118,173
Cash - beginning of period	122,899	4,726
Cash - end of period	$ 4,316,396	$ 122,899

Net Cash Used in Operating Activities - 2021

Net cash used in operating activities for the year ended December 31, 2021 was $4,410,327, consisting primarily of a net loss of $18,449,209, adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $12,467,732 stock-based compensation expense, $83,186 depreciation and amortization expense, $400,364 debt discount accretion, $400,805 fair value adjustments to warrants and the Company's obligation to issue stock to Xeriant under the Joint Venture discussed below, and a net increase in our net working capital of $686,795. The net increase in our net working capital was primarily driven by the Company receiving $809,975 in proceeds from aircraft reservation deposits during the year ended December 31, 2021.

Net Cash Used in Investing Activities - 2021

Net cash used in investing activities for the year ended December 31, 2021 was primarily due to the purchase of engineering computer equipment and legal costs incurred relating to our patents.

Net Cash Provided by Financing Activities - 2021

During the year ended December 31, 2021, the Company received $2,387,500 in proceeds (net of $112,500 in loan costs) from the issuance of convertible notes to a syndicate of individual investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. Holders of the notes have the right to receive repayment of the notes upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The notes matures on May 23, 2024. The notes convert to common stock automatically upon the occurrence of the Company capital raising $10 million on or before May 23, 2024, or upon a change of control.

On May 31, 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. ("Xeriant") to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture ("JV") . Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant's investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company's fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company ("SPAC" transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of December 31, 2021, the Company received $5,407,580 in funding from the JV.

During 2021, the Company received $225,000 in additional funding from Robert Denehy, a related party, in exchange for a new convertible promissory note which replaced an existing convertible promissory note. The new convertible note has a principal amount of $1,254,529 with a maturity date of December 31, 2023 and bears interest at a rate of 10.0% per annum. Mr. Denehy has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023. The convertible note with Mr. Denehy was included as Exhibit 6.14 to our Offering Statement on the Form 1-A.

As with the year ended December 31, 2020, for the year ended December 31, 2021, we received funding through the sale of common stock to investors under a Regulation CF Offering. These sales accounted for net proceeds of $460,898. As the offering closed during 2021, we also received $79,150 in funds previously held in escrow.

The Company also received $230,000 from the issuance of 162,500 shares of common stock between $1.30 and $1.50 per share during the year ended December 31, 2021.

We repaid $62,518 in net borrowings under a revolving line of credit entered into between the Company and our founder, Mr. Brody. We also repaid $76,585 in promissory notes to other related parties.

Cash Activity – 2020

For the year ended December 31, 2020, the Company received funding from Regulation CF Offering ($287,768), additional convertible note investment from Robert Denehy ($125,000), and from SBA loan ($65,000). The funding was partially offset by cash used in operations ($144,266), legal costs associated with patent activity ($144,762), and debt repayments ($64,748).

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. The accounting policies of the Company are set forth in the audited Financial Statements for the year ended December 31, 2021.

Recent Accounting Pronouncements

See Note 1 of our financial statements included elsewhere in this annual report for more information regarding recently issued accounting pronouncements.

Trends

Upon receiving additional funding during 2021 (see "MD&A"), the Company was able to significantly advance the development of the TriFan 600 aircraft design. In addition, the Company was able to increase its order book to a total of 202 aircraft, mainly through management's contacts and network in the sector. The increase in backlog served to further validate management's design vision of the TriFan 600.

However, XTI is facing headwinds due to recent geopolitical events that are negatively impacting the capital markets to continue advancing the TriFan aircraft to the next major milestones, which include critical design review of the aircraft and building a full-scale flight test aircraft..

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. The table below lists our directors and executive officers, their ages as of December 31, 2021 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First Appointment
Executive Officers			
David E. Brody	Chairman, Secretary	72	September 2009
Robert J. Labelle	Chief Executive Officer	67	February 2017
Charles Johnson	Chief Operating Officer	79	October 2019
Sarita Jha	Chief Financial Officer	59	September 2020
Directors			
David Brody	Chairman, Director, Secretary	72	October 2009
Charles Johnson	Director	79	December 2014
Robert J. Labelle	Director	67	February 2017
Sarita Jha	Director	59	January 2021
Robert Denehy	Director	63	October 2017

Executive Officers

David Brody, Chairman of XTI and Director. Mr. Brody is the founder of the Company and Chairman of its Board. He designed the initial TriFan 600 configuration, technology and performance objectives. He formed the initial leadership team, filed for patents and began development of the TriFan aircraft in 2014. Mr. Brody is also the founder of the advanced technology helicopter Company, AVX Aircraft Company (an engineering design and U.S. defense contractor) and was its Chairman and Chief Executive Officer until 2013 and continues to serve on the AVX board. Mr. Brody, a lawyer, practiced law in Denver from 1974 to 2021, including with the international law firm, Hogan Lovells US LLP from 2013-2021. An inventor, he holds several patents for inventions in aircraft technology and other fields.

Robert J. Labelle, Chief Executive Officer and Director. Mr. Labelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. Labelle served as President of AgustaWestland Tiltrotor Company, the Company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2005 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales and S-3B Viking.

Charles B. Johnson, Chief Operating Officer and Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. Mr. Johnson became a director of the Company in December 2014. In February 2016 he was named interim CEO of the Company following the death of his predecessor. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 and held successive positions of increasing responsibility. He began aviation career as a U.S. Air Force pilot and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. He also served as the COO for Aero Electric Aircraft Corporation and Bye Aerospace prior to his role as COO of XTI.

Sarita Jha CFA, Chief Financial Officer and (from 2021) Director. Ms. Jha joined the Company in September 2020. From 2005 to 2015, she was Director, Principal Investments, for UniCredit Bank AG where she was responsible for managing the origination, structuring and execution of private equity investments for the Bank principal investments in Europe. From 2015 through 2020 she was a Managing Partner of Frontlight Partners Limited, an international advisory firm in London, England founded by senior financial executives with extensive experience in private equity, investment banking and operations. Her sectoral experience includes aerospace and manufacturing.

Non-Executive Director

Robert Denehy, Director. Mr. Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a Company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa.

Significant Employees

Until June 2021 the Company utilized several full-time consultants and many part-time consultants to conduct its operations. Upon securing financing in 2021, the Company hired a number of full-time employees in August 2021. Key employees include Robert Labelle serving as CEO, Charlie Johns as COO and Sarita Jha serving as CFO, all previously were long-term consultants serving their respective positions. In addition, the Company hired Michael Hinderberger as SVP Engineering and Technology.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of the four executive officers during our last completed fiscal year.

Name	Capacities in which compensation was received	Base Salary ($)	Cash Incentive Awards ($)	Stock Awards[1] ($)	Total compensation ($)
David Brody	Chairman, Secretary	60,000	$ -0-	-0-	60,000
Robert Labelle	CEO	350,000	150,000	5,631,101	6,131,101
Charlie Johnson	COO	180,000	40,000	1,057,300	1,277,300
Sarita Jha	CFO	275,000	-0-	4,686,555	4,961,555

[1] Stock awards are reported at grant date fair value in the year granted, as determined by applicable accounting standards.

Compensation of Directors

For the fiscal year ended December 31, 2021, we did not pay cash compensation to any of our non-executive directors for their services as directors. Our non-executive directors have received equity in lieu of cash compensation for their board service. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Recent Changes to Directors and Executive Officers

On June 14, 2022, Robert Labelle and Sarita Jha left the company. On June 22, 2022, Michael Hinderberger was appointed CEO.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
David Brody	25,000,000	-0-	70.2%
Current officers and directors as a group (6 persons)	26,811,944	-0-	75.3%

(1) The address of those listed is c/o XTI Aircraft Company, 7525 S. Peoria Street, Suite 216A, Englewood, CO 80112

(2) Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3) Based on 35,602,391 shares outstanding as of December 31, 2021.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value. As of December 31, 2021, we had 35,602,391 shares of common stock outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, as amended, and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with relate parties. Further, holders of common stock may have rights less favorable than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on the Crowd Note offering):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Mr. Brody

The Company entered into an amended convertible note agreement with Mr. Brody in 2021 that consolidated a number of his outstanding notes (the "Replacement Note"). As of December 31, 2021, the Replacement Note had an outstanding principal balance of $1,007,323. The Replacement Note accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the Replacement Note at a rate of 10% per annum. The Replacement Note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $20.0 million in total from investors;
- $250,000 matures once the Company receives at least $25.0 million in total from investors;
- $250,000 matures once the Company receives at least $30.0 million in total from investors; and
- $257,323 matures once the Company receives at least $35.0 million in total from investors.

Mr. Brody has the right to receive repayment of the Replacement Note upon maturity in either cash or in shares of common stock of the Company. He may, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date.

For cash forecasting purposes, we have assumed that Mr. Brody will receive cash payments totaling $1,007,323 plus accrued interest if the maximum offering is achieved. Mr. Brody will not receive any cash payments for the convertible loan unless we raise at least $20 million. During 2021, the Company paid $66,000 to Mr. Brody for strategic and legal consultation services.

Transactions with Estate of Jeff Pino

Mr. Jeff Pino was the former CEO of the Company. He passed away in February 2016. Mr. Pino's estate holds two convertible demand promissory notes from the Company (the "Pino Notes") in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino's estate can request repayment of the notes at any time. In addition, Mr. Pino's estate can elect to have all or any portion of the notes repaid in common stock of the Company using the good faith estimated value of the Company (as agreed between the Company and Mr. Pino's estate) to determine the number of shares to be issued as repayment. In

February 2019, the Company reached an agreement with Mr. Pino's estate to retire the outstanding Pino Notes in exchange for cash and the return of 2,347,826 shares of Common Stock held by the estate once all payments have been made.

During 2021, the Company fully repaid the Pino Notes resulting in the 2,347,826 shares held by Mr. Pino's estate being returned to the Company.

Robert Denehy's Consulting Agreement and Convertible Note

Mr. Denehy's consulting agreement with the Company, effective October 25, 2017, provides for certain payments upon the event of the Company raising equity and debt financing from investors introduced to the Company solely by Mr. Denehy. Mr. Denehy will receive compensation based upon the amount of financing actually received from investors introduced by him alone of:

- Cash compensation equal to 2.0% of the cash received by the Company; and

- Options or shares equal to 2.0% of the cash received by the Company. The number of shares will be calculated using the same price per share actually paid by the investor.

In addition, Mr. Denehy is the holder of a convertible promissory note from the Company (the "Denehy Note") in an original principal amount of $982,782 representing amounts loaned to the Company by him. The Denehy Note called for interest rate of 10.0% per annum. In April 2021, the principal and accrued interest on this note (totaling $1,029,529) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529 (the "New Denehy Note") and warrants for 627,264 shares of common stock with an exercise price of $1.50 per share. The original convertible note with Mr. Denehy and the warrants issued under such note were cancelled in exchange for the New Denehy Note.

The New Denehy Note bears interest of 10.0% per annum and matures on December 31, 2023. Mr. Denehy may elect to convert all or a portion of the principal amount of the convertible note into shares of the Company at a per share price of $1.00.

OTHER INFORMATION

None.

RISK FACTORS

The Securities and Exchange Commission (the "Commission") requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

1.   **We are an early-stage Company and have not yet generated any revenues**

Since its inception in 2009, XTI has a limited operating history. There is no assurance that XTI will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. XTI does not believe it will be able to generate revenues without successfully completing the certification of its TriFan 600 aircraft, which involves substantial risk. As a result, XTI is dependent upon raising sufficient financing to fund the Company until the TriFan 600's entry-into-service. At the time of this filing and based on the Company's conclusion of its PDR, XTI estimates this amount to be a minimum of $150 million in capital, net of anticipated aircraft deposits. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding is received from customer deposits or sales, more investor funds than currently anticipated may be required. Additional difficulties may be encountered prior to FAA certification, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which XTI intends to operate. If additional capital is not available when required, or is not available on acceptable terms, XTI may be forced to modify or abandon its business plan.

2.   **The Company has realized significant operating losses to date and expects to incur losses in the future**

The Company has operated at a loss since inception, and these losses are likely to continue. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations.

3.   **There is a possibility that we may not be able to continue as a "going concern"**

We have adopted ASU No. 2014-15, "Disclosure of Uncertainties about the Entity's Ability to Continue as a Going Concern." We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations.

4.   We are controlled by our Chairman, whose interests may differ from those of the other shareholders.

As of the date of this report, David Brody, founder and chairman of the board of directors, owns the majority of shares of the Company's common stock, and his majority ownership might continue indefinitely. Therefore, Mr. Brody is now and could be in the future in a position to elect or change the members of the board of directors and to control XTI's business and affairs and certain significant corporate actions, including but not limited to acquisitions, the sale or purchase of assets and the issuance and sale of XTI's shares. XTI also may be prevented from entering into transactions that could be beneficial to the other holders of the shares without Mr. Brody's consent. Mr. Brody's interests might differ from the interests of other shareholders.

5.   The remainder of the development period for the TriFan 600 may take longer than anticipated

Even if it meets its development schedule, XTI does not expect to deliver certified aircraft to customers until 2025 at the earliest. As a result, the receipt of significant revenues is not anticipated until that time and may occur later than projected, as XTI's previous development schedule has been delayed. XTI depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that XTI will be successful in completing its development work or becoming profitable.

6.   The Company will face significant market competition

The TriFan 600 potentially competes with a variety of aircraft manufacturers in the United States and abroad. Further, XTI could face competition from competitors of whom XTI is not aware that have developed or are developing technologies that will offer alternatives to the TriFan 600. Competitors could develop an aircraft that renders the TriFan 600 less competitive than XTI believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Other manufacturer may be developing a light, fixed-wing, VTOL aircraft with performance similar to that of the TriFan 600.

7.   Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development or certification of the TriFan 600 and failure of the product to meet its performance estimates is likely to affect the Company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of XTI's suppliers to deliver components as agreed. This may further delay the development and/or certification of the TriFan 600.

8.   Delays in aircraft delivery schedules or cancellation of orders may adversely affect the Company's financial results

As XTI continues its pre-sales program which includes refundable deposits for TriFan 600 aircraft. The deposits do not create an obligation on the part of the customer to purchase an aircraft, and a customer may request the full return of its refundable deposit. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions or competitive alternatives in the market by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, services, and training, from which the Company expects to generate additional revenue. Such events would have a material adverse effect on XTI's financial results and/or liquidity.

9.   Operations could be adversely affected by interruptions of production that are beyond the Company's control

XTI intends to produce the TriFan 600 and its derivatives using systems, components and parts developed and manufactured by third-party suppliers. XTI's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on XTI.

10.   The Company will require FAA certification

Certification by the Federal Aviation Administration will be required for the sale of the TriFan 600 in the civil or commercial market in the United States. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification can be expected to result in XTI incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the TriFan 600's certification or the costs of complying with such laws and regulations cannot be predicted.

11.   We depend on key personnel

XTI's future success depends on the efforts of key personnel, including its senior executive team. XTI does not currently carry any key man life insurance on its key personnel or its senior executive team. The loss of services of any of these personnel may have an adverse effect on XTI. There can be no assurance that XTI will be successful in attracting and retaining the personnel XTI requires to develop and market the proposed TriFan 600 aircraft and conduct XTI's proposed operations.

12.   The Company's estimates of market demand may be inaccurate

XTI has projected the market for the TriFan 600 based upon a variety of internal and external market data. The estimates involve assumptions, which may not be realized in fact. There can be no assurance that XTI's estimates for the number of TriFan 600 aircraft that may be sold in the market will be as anticipated. In the event that XTI has not accurately estimated the market size for and the number of TriFan 600 aircraft that it can sell, , it could have a material adverse effect upon XTI, its results from operations, and an investment in the shares.

13.   The Company will require intellectual property protection and may be subject to the intellectual property claims of others

Although the Company has received patents issued by the US Patent and Trademark Office (USPTO) (design patent D741247 and utility patent US 9,676,479) for the TriFan 600, there is no guarantee that the Company will receive one or more additional patents for which it will apply to the USPTO or for which it has applied or will apply in foreign jurisdictions. If one or more of any of XTI's existing or future patents are challenged by a third party (such as a claim of invalidity of the XTI patents or a claim of infringement against XTI), the federal courts would determine whether XTI is entitled to patent protection. If XTI fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the TriFan 600 aircraft, its competitive position could suffer. Notwithstanding XTI's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to XTI's TriFan 600 technology without infringing on any of XTI's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to XTI or that any court will rule in XTI's favor in the event of a dispute related to XTI's intellectual property. In the absence of further patent protection, it may be more difficult for XTI to achieve commercial production of the TriFan 600.

14.   There is no current market for the Company's shares

There is no formal marketplace for the resale of XTI's common stock. We do not have plans to apply for or otherwise seek trading or quotation of the Company's shares on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

15.   You will need to keep records of your investment for tax purposes

As with all investments in securities, if you sell our common stock at a profit, you may need to pay tax on the long- or short-term capital gains that you realize. If you do not have a regular brokerage account, or your regular broker will not hold the common stock of XTI for you, there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the common stock.

16.   Certain Investors have consented to jurisdiction in Colorado and waived certain rights to a trial by jury

Certain investors consented to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. As a result, investors located outside the State of Colorado may incur additional expense or inconvenience bringing a legal claim against us due to this geographic limitation. Additionally, certain investors were required to waive all right to trial by jury for any claim arising out of or relating to the subscription agreement in our offerings under Regulation Crowdfunding and Regulation A. The waiver of the right to trial by jury and forum selection provisions does not extend to any claim made under federal securities laws that do not arise out of or relate to the subscription agreement.

17.   Any material disruption in our information systems could adversely affect our business

Our systems, or those of third-parties upon which we rely, may experience service interruptions, outages, or degradation because of hardware and software defects or malfunctions, human error or intentional bad acts by third parties or our employees, contractors, or service providers, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks or other events. Our insurance may not be sufficient, and we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such issues which may have an adverse impact on our business, financial condition and results of operations.

18.   We have broad discretion in how we use our assets, and depending on business events, may lead to the inefficient usage of available capital and other resources

Our management has broad discretion in the use of our assets, including capital raised. We may use capital for general corporate purposes, including working capital, operating expenses and/or capital expenditures, and we may acquire complementary businesses, products, offerings or technologies. We may also spend or invest in a way with which our stockholders disagree. If our management fails to use our capital effectively, our business could be seriously harmed.

19.   Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited

As of December 31, 2021, the Company had $9,576,255 of federal net loss carryforwards ("NOLs"). Under the Tax Cuts and Jobs Act, federal NOLs generated by the C ompany in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized and federal NOLs generated by the Company in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change federal NOLs and other tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes which may have an adverse impact on our business, financial condition and results of operations.

20.   We may enter into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations

We may enter into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have a material adverse effect on our business and results of operations.

21.   Our ability to raise capital and develop our aircraft may be materially impacted by the COVID-19 pandemic, the resulting negative impact on supply chain and/or the availability of key personnel, and/or negative geopolitical events that in turn cumulatively or individually increase investment risk both in the private and public markets

The full impact on the economy and the capital markets in the U.S. and the rest of the world from the COVID-19 pandemic creates a level of uncertainty that is not fully understood in terms of both scale and duration. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early stage companies like ours that involve higher risk. If we are able to raise sufficient funds to continue development of our aircraft, we may have difficulty securing supplies, personnel or manufacturing partners.

FINANCIAL STATEMENTS

Included as an Exhibit to the Company's Form C-AR filing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,
Signature: /s/ David E. Brody
        Chairman of the Board
Date: July 11, 2022

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: July 11, 2022

/s/ Charles Johnson
Charles Johnson, Director
Date: July 11, 2022